Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 26, 2019

Relating to Preliminary Prospectus dated July 25, 2019

Registration Statement No. 333-232448

INDOOR POSITIONING ANALYTICS For Internal Use Only | Not For Public Distribution Investor Presentation July 2019

© 2019 Copyright Inpixon | All Rights Reserved 2 Statement About Free Writing Prospectus INDOOR POSITIONING ANALYTICS ▪ This presentation highlights basic information about us and the offering . Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company . Except as otherwise indicated, this presentation speaks only as of the date hereof . ▪ This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . ▪ Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . ▪ This presentation contains market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information . Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information . Although we are not aware of any misstatements regarding the market and industry data presented in this presentation, these estimates involve risks and uncertainties . In addition, we do not know of all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited therein . ▪ We have filed a Registration Statement on Form S - 1 with the SEC, including a preliminary prospectus dated July 25 , 2019 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates . Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering . You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http : // sec . gov . ▪ Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co . Inc . , Attn : Prospectus Department, 277 Park Avenue, 26 th Floor, New York, NY 10172 , by calling (212) 409 - 2000 or by email at prospectus@Ladenburg . com , or by contacting Maxim Group LLP, Attn : Syndicate Department, 405 Lexington Avenue, 2 nd Floor, New York, NY 10174 , by calling (212) 895 - 3745 or by email at syndicate@maximgrp . com .

© 2019 Copyright Inpixon | All Rights Reserved 3 SAFE HARBOR STATEMENT INDOOR POSITIONING ANALYTICS ▪ Safe Harbor Statement under the Private Securities Litigation Act ▪ This presentation includes forward - looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 . These forward - looking statements are based on current expectations only, and are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control . Actual events and results may differ materially from those anticipated, estimated, projected or implied by us if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect . Factors that could affect actual results include but are not limited to product demand and market acceptance, the effect of economic conditions, the impact of competitive products and pricing, governmental regulations, results of litigation, problems with technology, and/or other factors outside the control of Inpixon, Inc . and its subsidiaries (the “Company”) . ▪ The forward - looking statements included in this presentation are based on our current expectations, estimates and projections, and the underlying assumptions thereof, about the Company’s operations, industry, financial condition and liquidity, as of the date hereof . Statements containing words such as “expect”, “believe”, “should”, “anticipate”, “intend”, plan”, “may”, “will”, or similar expressions constitute forward - looking expressions . These forward - looking statements include, but are not limited to, statements about our proposed acquisitions, our anticipated cash flow balances, the future of the Internet Services market, our projected user base, our planned services and marketing initiatives, our ability to compete successfully in our industry, projected operating expenses, projected operating efficiencies, revenues, and capital requirements, and our projected cash position . ▪ Such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict . Therefore, our actual results could differ materially and adversely from those expressed in any forward - looking statements . The Company undertakes no obligation to publicly update any forward - looking statement, whether as a result of new information, future events or otherwise . Statements in this presentation, including factors that we believe may impact our results, are not intended to be exclusive . Additional factors that could cause results to differ materially from those described in the forward - looking statements can be found in the Company’s Annual Report on Form 10 - K for the year ended December 31 , 2018 , as filed with the SEC on March 28 , 2019 , the Quarterly Report on Form 10 - Q for the quarter ended March 31 , 2019 , as filed with the SEC on May 14 , 2019 , and periodic reports and current reports filed with the SEC on or after the date thereof, as well as the Registration Statement on Form S - 1 , as filed with the SEC on June 28 , 2019 , as amended . All of the Company’s forward - looking statements are expressly qualified by all such risk factors and other cautionary statements

© 2019 Copyright Inpixon | All Rights Reserved 4 RISK FACTORS INDOOR POSITIONING ANALYTICS ▪ We recently completed our acquisition of Locality and certain assets of GTX, which may make it difficult for potential investors to evaluate our future business . Furthermore, due to the risks and uncertainties related to the acquisition of new businesses, any such acquisition does not guarantee that we will be able to attain profitability . ▪ We may not be able to successfully integrate the operations of entities or assets that we have acquired or may acquire in the future into our ongoing business operations, which may result in our inability to fully realize the intended benefits of these acquisitions, or may disrupt our current operations, which could have a material adverse effect on our business, financial position and/or results of operations . ▪ The spin - off of Sysorex , Inc . could give rise to disputes or other unfavorable effects, which could have a material adverse effect on our business, financial position and results of operations . ▪ We may not achieve some or all of the expected benefits of the Spin - off, and the Spin - off may adversely affect our business . ▪ Either we or Sysorex may fail to perform our obligations under the Separation and Distribution Agreement . ▪ If the Spin - off, together with certain related transactions, does not qualify as a transaction that is generally tax - free for U . S . federal income tax purposes, our company, our stockholders and Sysorex , could be subject to significant tax liabilities, and, in certain circumstances, Sysorex could be required to indemnify us for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement . ▪ A court could deem the Spin - off to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us . ▪ We have entered into a loan arrangement with Sysorex and there can be no guarantee Sysorex will be able to repay any amounts borrowed . ▪ Borrowings under the Note Purchase Agreement have been the primary source of operating capital for Sysorex since the Spin - off . If Sysorex is unable to fund its working capital requirements from its operations or third party sources, Sysorex may be required to curtail or cease operations and would be unable to repay amounts owed under the Note Purchase Agreement . In the event that Sysorex is unable to continue its operations, we may lose some or all of our investment, which would have a material adverse effect on our financial condition . ▪ Our Chief Executive Officer and director, Nadir Ali, is also a director and Chairman of the Board of Sysorex . In addition, certain of our directors and executive officers own shares of Sysorex common stock . These interrelationships may create, or appear to create, conflicts of interest . ▪ The risks arising with respect to the historic business and operations of GTX and Locality may be different from what we anticipate, which could significantly increase the costs and decrease the benefits of these acquisitions and materially and adversely affect our business, liquidity, capital resources or results of operations . ▪ In connection with the acquisition of Locality, we agreed to guaranty the full and punctual payment by our subsidiary, Inpixon Canada, Inc . , of any unpaid portion of the aggregate cash consideration for the acquisition and, therefore, we may be contractually obligated to pay substantial amounts to third parties based on the inactions of our subsidiary . ▪ We may not close on the proposed acquisition of Jibestream . ▪ Because Jibestream derives substantially all of its revenues and cash flows from sales of a limited range of products, failure of these products to satisfy customer demands or to achieve increased market acceptance would adversely affect our proposed business, results of operations, financial condition and growth prospects . ▪ Jibestream financial statements have been prepared assuming that such company will continue as a going concern . ▪ If Jibestream is unable to sell additional products and services to its customers and increase its customer base, our future revenue and operating results may suffer . ▪ Jibestream’s current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future . ▪ If Jibestream’s products do not effectively interoperate with its customers’ IT infrastructure, installations could be delayed or cancelled, which would harm the business of Jibestream , and our financial condition, operating results and growth prospects . ▪ Failure to protect Jibestream’s intellectual property rights could adversely affect our financial condition, operating results and growth prospects . ▪ We may not be able to integrate Jibestream into our ongoing business operations, which may result in our inability to fully realize the intended benefits of the Jibestream acquisition, or may disrupt our current operations, which could have a material adverse effect on the our business, financial position and/or results of operations . ▪ Even if we are able to successfully integrate Jibestream into our business operations, we may not be able to realize the revenue and other synergies and growth that we anticipate from the acquisition as expected . ▪ A significant portion of the purchase price for our acquisition of Jibestream is expected to be allocated to goodwill and intangible assets that are subject to periodic impairment evaluations . An impairment loss could have a material adverse impact on our financial condition and results of operations . ▪ We will incur substantial costs in connection with the Jibestream acquisition . ▪ Consummation of the Jibestream acquisition may expose us to additional liabilities, and insurance and indemnification coverage may not fully protect us from these liabilities . ▪ The risks arising with respect to the historic business and operations of Jibestream may be different than we anticipate, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward . ▪ New and amended laws and regulations regarding data privacy, cybersecurity and related regulatory activity may adversely affect our business . ▪ Regulatory investigations, enforcement actions and/or private party claims threatened, or commenced, against us or our customers may materially and adversely affect our business . ▪ Evolving US and global regulation and changes in applicable laws relating to data privacy and cybersecurity may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition . ▪ The provision of SaaS business services may expose us to enhanced risks from breaches of our cloud environment or information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers’ access to our services . ▪ We intend to rely on third party cloud service providers to operate certain aspects of our SaaS service offerings and any disruption of or interference with our use of these services could negatively impact our operations and materially and adversely affect our business . ▪ Future sales of our common stock or other securities, or the perception that future sales may occur, may cause the market price of our common stock to decline, even if our business is doing well . ▪ Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock . ▪ We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock . ▪ Our common stock may be delisted from The Nasdaq Capital Market if we cannot satisfy Nasdaq’s continued listing requirements in the future . ▪ If our common stock becomes subject to the penny stock rules, it would become more difficult to trade our shares . ▪ An investment in the common stock and related warrants offered in this offering is extremely speculative and there can be no assurance of any return on any such investment . ▪ We are the subject of an investigation by the SEC Division of Enforcement, which has required us to expend significant financial and managerial resources . The resolution of that investigation may have a material adverse effect on our business, financial condition, results of operations and cash flows . ▪ Our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the proceeds and the proceeds may not be invested successfully . ▪ We presently do not intend to pay cash dividends on our common stock . ▪ We may be or may become the target of securities litigation, which is costly and time - consuming to defend . ▪ There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock . ▪ Holders of our warrants will have no rights as a common stockholder until such holders exercise their warrants and acquire our common stock . ▪ The warrants may not have any value . ▪ There is no public market for the warrants to purchase shares of our common stock or shares of Series 6 Preferred being offered in this offering . ▪ The market price of our common stock may never exceed the exercise price of the warrants issued in connection with this offering . ▪ Since the warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding . The following factors, among others, could cause actual results to differ materially from those set forth in this presentation : A more complete description of these risks and uncertainties can be found in the filings of the Company with the U . S . Securities and Exchange Commission, including in the Company’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2018 and the Registration Statement on form S - 1 , as filed with the SEC on July 25 , 2019 . We undertake no obligation to update any of these forward - looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward - looking statements, except to the extent required by applicable law . If we update one or more forward - looking statements, no inference should be drawn that we will make additional updates with respect to those or other forwarding - looking statements .

• Integration of recent acquisitions including Locality and GPS tracking assets as well as future M&A opportunities intended to strengthen service offerings • Pending acquisition of Jibestream 3 • Achieve organic growth through monetization and upselling/cross - selling of subscription - based model © 2019 Copyright Inpixon | All Rights Reserved 5 INVESTMENT HIGHLIGHTS INDOOR POSITIONING ANALYTICS 1. Market and markets, "Indoor Location Market worth 40.99 Billion USD by 2022," Research Report # TC 2878, published Oct 19, 20 17. 2. Deloitte Technology, Media and Telecommunications Predictions, 2017 3. The acquisition of Jibestream is subject to certain closing conditions Leading Indoor Data Company with Innovative Indoor Location Technology Vast Market Opportunity with $40 Billion TAM by 2022 1 • Patented technologies that capture anonymous visitor data from mobile devices, provide location and user context to IoT apps, and deliver actionable intelligence to customers • The ability to locate people and objects is forecasted to have equivalent or greater economic impact than that of outdoor digital navigation 2 • Technology applicable to most indoor spaces, including shopping malls, airports, hospitals, banks, schools, event, hospitality and office spaces Growth through Acquisitions and Organic Expansion

© 2016 Copyright | All Right Reserved INDOORS People spend 87% of their time indoors 2 OUTDOORS 6% of their time in transit 2 Opportunity to capitalize on a major growing market $40B MARKET SIZE BY 2022 1 The trusted blue dot needs to work in all places seamlessly INDOOR & OUTDOOR ASSIMILATION The navigating blue dot is ineffective indoors GPS WORKS UNDER OPEN SKY The market has few >$5M vendors with complementary technologies NO LEADER IN INDOOR POSITIONING 1. Market and markets, "Indoor Location Market worth 40.99 Billion USD by 2022," Research Report # TC 2878, published Oct 19, 2017. 2. Journal of Exposure Science & Environmental Epidemiology, "The National Human Activity Pattern Survey (NHAPS): a Resource for Assessing Exposure to Environmental Pollutants," Published: July 26, 2001. Author: Neil E. Klepeis , et al.

© 2019 Copyright Inpixon | All Rights Reserved 7 INPIXON IS REDEFINING THE INDOORS INDOOR POSITIONING ANALYTICS • Capture any devices • Wireless • Wi - Fi • Bluetooth • Full a nonymity Indoor Positioning Data Analytics & Intelligence • Designed for real - time analytics • Blockchain technology • Artificial Intelligence • Voice User Interface • Adaptive API • Intelligence and security efficacy

DEVICE (WIRELESS & IOT) PEOPLE (VISITORS & EMPLOYEES) ASSET (STATIC & DYNAMIC) © 2019 Copyright Inpixon | All Rights Reserved 8 INDOOR DATA HAS REAL USES INDOOR POSITIONING ANALYTICS INDIVIDUAL – WAYFINDING, PRODUCT SEARCH & ASSET TRACKING BUSINESS – SECURITY, INTELLIGENCE & BETTER EXPERIENCE MARKET – TRENDS ANALYSIS, FORECASTING & MARKET DYNAMICS POSITIONING ANALYTICS

© 2019 Copyright Inpixon | All Rights Reserved 9 INPIXON IPA HAS USE CASES EVERYWHERE INDOOR POSITIONING ANALYTICS SHOPPING MALLS AIRPORTS HOSPITALS BANKS OFFICES SHOWS & ARENAS GOVT. AGENCIES HOSPITALITY

© 2019 Copyright Inpixon | All Rights Reserved 10 DELIVER A COMPREHENSIVE IPA SOLUTION PORTFOLIO INDOOR POSITIONING ANALYTICS

© 2019 Copyright Inpixon | All Rights Reserved 11 INPIXON IPA IN SCHOOL SAFETY INDOOR POSITIONING ANALYTICS • Detect and monitor Wi - Fi, Bluetooth, UWB and cellular devices and equipment on a live floorplan in real - time • Provide location accuracy at sub - room level • Color - code “UWB tags” and “trusted” vs. “untrusted” devices for easy identification • Rewind and play back events with IPA DVR function • Establish “no - phone/no - device” areas and receive alerts when policy is breached (testing areas) • Prevent security breaches and IP loss from rogue devices and access points • Augment traditional security policies with location - based intelligence • Integrate with school video surveillance, access control, and communications systems as part of an overall security management solution, providing critical locational context during normal and emergency conditions Ultra - Wide Band

© 2019 Copyright Inpixon | All Rights Reserved 12 INPIXON IPA STRENGTHENING BANK BRANCHES INDOOR POSITIONING ANALYTICS • Understand how customers use the branch; where they go, how long they stay, what services they use. • Continuously validate the design, layout, staffing mix and technology use within the branch to ensure optimum levels based on customer interactions and journey • Continuous operation for deeper, more detailed customer understanding • True customer location (not merely proximity or position) • Detect visitors by any mobile device, not just Wi - Fi - enabled devices • Distinguish between employees, visitors, and transient foot traffic • Understand how building layout changes affect foot traffic • Improve security and safety with real - time monitoring

© 2019 Copyright Inpixon | All Rights Reserved 13 INPIXON IPA PROTECTING ENTERPRISE BUILDINGS INDOOR POSITIONING ANALYTICS • Detect, locate and monitor all cellular, Wi - Fi and Bluetooth assets, equipment and personnel devices on a live floor plan in real time • Provide location accuracy down to sub - room level • Alert in real time via security dashboard • Color - code “known” vs. “unknown” devices for easy identification • Connect to 3rd party systems, create zone - based security, document access policies, augment existing safety and security systems • Rewind and play back events with DVR function for security forensics • Provide detailed insights into usage, flow, relationships, and more between personnel, assets and visitors with Inpixon analytics

© 2019 Copyright Inpixon | All Rights Reserved 14 INPIXON IPA SECURING GOVERNMENT AGENCIES INDOOR POSITIONING ANALYTICS • Improve both physical and cyber security with total situational awareness of cellular, Wi - Fi and Bluetooth devices in an area • Distinguish between known and rogue devices • Receive real time alerting to enforce “no phone / no device” zones • Prevent security breaches and IP loss from devices that bypass traditional data security controls • Augment traditional security policies with location - based controls

© 2019 Copyright Inpixon | All Rights Reserved 15 INPIXON IPA ENHANCING RETAIL EXPERIENCE INDOOR POSITIONING ANALYTICS • Real - time, 24/7 continuous operation for deeper, more detailed data collection • True customer location (not merely proximity or position) accurate within 3 - 5 meters in motion • Detect shoppers with an active cellular phone or mobile device since we capture variety of RF signals, not merely the lower percentage of Wi - Fi - only devices • Visitor footfall counts without duplication, time gaps or miscounting of “non - people” • Distinguish between employees, visitors, transient foot traffic, mega - dwellers and residents • Inpixon’s solution is passive and private – “listen - only” technology does not retain personally identifiable information or interfere with wireless networks or devices

INDOOR POSITIONING ANALYTICS

IPA VIDEO REVEALS WHAT IS OBSCURE TO VIDEO SURVEILLANCE CAMERA

Locality Systems
An Inpixon Company

- Protect your premises by augmenting video images with RF device detection
- Save time and resources to identity suspects for law enforcement
- Improve customer service and customer engagement with sales associates
- Visitors analytics augmented by video based visitor data



- **Support a $68B[1] Video Surveillance market**
- **Organized Retail Crime - $30B[2]**
- **Casino Survey - $12B[3]**

1. Marketandmarkets, "Video Surveillance Market worth 68.34 Billion USD by 2023," research report # SE 2873, published 5/7/2018
2. Loss Prevention Magazine, "ORC Theft Trends and Impact," Matt Lincoln, 9/6/ 2018
3. Grand View Research, "Casino Management System Market Size Worth $11.73 Billion by 2025,"July 2018

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© 2019 Copyright Inpixon | All Rights Reserved 17 INPIXON IPA ON GARTNER MAGIC QUADRANT INDOOR POSITIONING ANALYTICS According to the report, the indoor positioning market is poised for growth. The report states, “By 2022, 65% of enterprises will require indoor location asset tracking (both people and equipment) to be part of all access layer infrastructure communication decisions (up from less than 10% today).” "This vendor should be shortlisted for any retail, public - sector and security device detection scenarios." Source: Gartner, Magic Quadrant for Indoor Location Services, Worldwide, by Tim Zimmerman, Annette Zimmermann, January 28, 2019.

© 2019 Copyright Inpixon | All Rights Reserved 18 STRENGTHENING INDOOR DATA IN 2019 INDOOR POSITIONING ANALYTICS Third Party Access Points + Wi - Fi Location + Data + Existing Infrastructure + Next Gen WiFi + Installed Customer Base + Upsell to Inpixon IPA Combined Indoor & Outdoor map + Dynamic interface + Wayfinding + Layered Utility profiles Universal IPA device code platform + Real - time content + Social Media link + User defined consent INPIXON INDOOR POSITIONING ANALYTICS Capture active devices (Cell, Wi - Fi, BT, RFID, UWB) + Artificial Intelligence + Big Data Integration + Adaptive API + GDPR Compliant DEVICE (WIRELESS & IOT) PEOPLE (VISITORS & EMPLOYEES) ASSET (STATIC & DYNAMIC) APP / SDK ACCESS POINT BASED WIFI MAPS Multi band tags for people and assets + Outdoor GPS tracking + Indoor tracking + Seamless transition from outside to inside and vice versa + Analytics + AI + Homogenized interface GPS

Business Intelligence Security Asset Tracking Wayfinding Location Based Messaging Facilities Management © 2019 Copyright Inpixon | All Rights Reserved JIBESTREAM : WE MAKE YOUR INDOOR MAPS WORK – KEY USE CASES INDOOR POSITIONING ANALYTICS

© 2019 Copyright Inpixon | All Rights Reserved 20 DATA MONETIZATION INDOOR POSITIONING ANALYTICS $$$$ $$ $$$ $$$ $$$ $$$ Resource Allocation Gain operational intelligence and trend analysis Reduce Risk Use device reputation and device fingerprinting to prevent theft and fraud Evaluate Programs Verify profitability of promotional events with accurate data Location Big Data External monetization of visitor and venue data Location Advertising Enable promotional and loyalty programs Location Analytics Internal and Brand tenant performance optimization WE MAKE MONEY THEY SAVE MONEY

INDOOR POSITIONING ANALYTICS

INDOOR POSITIONING WiFi MARKET CONSOLIDATION


WIFI
BLE
SENSOR FUSION
RFID
UWB

More than $350M[1] invested in this market thus far:

- Yelp acquired Turnstyle Solutions, Apr 2017
- Cisco acquired July Systems, Oct 2018
- WeWork acquired Euclid, Feb 2019

1. Crunchbase

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© 2019 Copyright Inpixon | All Rights Reserved 22 FINANCIAL SUMMARY INDOOR POSITIONING ANALYTICS $3.9 $3.8 $2.7 $2.7 $(12.1) $(15.0) 2017 FY 2018 FY Revenue Gross Profit Adj. EBITDA $ in millions $0.8 $1.4 $0.6 $1.0 $(3.4) $(2.6) 3M Ended 3/31/2018 3M Ended 3/31/2019 Revenue Gross Profit Adj. EBITDA

© 2019 Copyright Inpixon | All Rights Reserved 23 SUMMARY BALANCE SHEETS INDOOR POSITIONING ANALYTICS $12.2 $20.1 12/31/2018 3/31/2019 Total Assets $7.4 $7.2 12/31/2018 3/31/2019 Total Liabilities $4.8 $12.9 12/31/2018 3/31/2019 Total Equity $ in millions

INDOOR POSITIONING ANALYTICS

CAPITALIZATION TABLE

	Authorized	Outstanding	Underlying Common Stock	% Fully Diluted
Common Stock	250,000,000	14,195,201	14,195,201	55.26%
Series 4 Preferred Stock		1.0000	202	0.00%
Series 5 Preferred Stock		126.0000	37,838	0.15%
Pre-Aug 2017 Warrants			150	0.00%
August 2017 Warrants			917	0.00%
January 2018 Warrants			15,003	0.06%
Feburary 2018 Warrants			1,080,669	4.21%
April 2018 Warrants			2,769,000	10.78%
January 2019 Warrants			112,800	0.44%
2011 Employee Stock Incentive Plan	158,424 (1)	200	158,424	0.62%
2018 Employee Stock Incentive Plan	7,316,376 (2)	4,912,423	7,316,376	28.48%
Non-Plan Options Granted to N. Ali	39	39	39	0.000%
Investor Relations Firms			1,100	0.00%
Total			**25,687,719**	**100.00%**

1. Represents the maximum number of shares issuable under this plan, which shall automatically increase annually on the first day of each calendar year, beginning on January 1, 2015 and for each year thereafter through January 1, 2021, by 10% of the aggregate number of shares of common stock issued by Inpixon in the prior calendar year
2. Represents the maximum number of shares issuable under this plan, which shall automatically increase quarterly on the first day of each calendar quarter, beginning on April 1, 2018 and for each quarter thereafter through October 1, 2028, by a number of shares of common stock equal to the least of (i) 1,000,000 shares, (ii) 20% of the outstanding shares on the last day of the immediately preceding calendar quarter, or (iii) such number of shares determined by the committee administrating this plan"

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INDOOR POSITIONING ANALYTICS

INPIXON LEADERSHIP TEAM



Nadir Ali
Chief Executive Officer
- Oversee strategy direction and operations of the company
- Prior experience: Tira Capital; Isadra; Deloitte Consulting
- BA, University of California, Berkeley



Soumya Das
Chief Operating Officer
- Leads sales, marketing, channel and engineering
- Prior experience: Identiv; SecureAuth; Oracle; Opentext
- MBA, UK; BBM, Andhra University, India



Wendy Loundermon
Vice President of Finance
- Oversees the financial and administrative units
- Prior experience: Sysorex Government
- BS in Accounting and MS in Taxation from George Mason University



Adam Benson
Chief Technology Officer
- Leads software and hardware engineering
- Prior experience: Cadillac Fairview Corporation; VMG Strategic Consulting; AME Supply



Shirish Tangirala
Chief Product Officer
- Leads product management and customer service
- Prior experience: NCGS and Global Medical Informatics
- BE in Civil Engineering majoring in Computer Applications, India



David Westgate
Executive Vice President of IT Operations
- Oversees the cloud infrastructure, and corporate networks,
- Prior experience: U.S. Air Force, McBride and Associates

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• Integration of recent acquisitions including Locality and GPS tracking assets as well as future M&A opportunities intended to strengthen service offerings • Pending acquisition of Jibestream 3 • Achieve organic growth through monetization and upselling/cross - selling of subscription - based model © 2019 Copyright Inpixon | All Rights Reserved 26 INVESTMENT HIGHLIGHTS INDOOR POSITIONING ANALYTICS 1. Market and markets, "Indoor Location Market worth 40.99 Billion USD by 2022," Research Report # TC 2878, published Oct 19, 20 17. 2. Deloitte Technology, Media and Telecommunications Predictions, 2017 3. The acquisition of Jibestream is subject to certain closing conditions Leading Indoor Data Company with Innovative Indoor Location Technology Vast Market Opportunity with $40 Billion TAM by 2022 1 • Patented technologies that capture anonymous visitor data from mobile devices, provide location and user context to IoT apps, and deliver actionable intelligence to customers • The ability to locate people and objects is forecasted to have equivalent or greater economic impact than that of outdoor digital navigation 2 • Technology applicable to most indoor spaces, including shopping malls, airports, hospitals, banks, schools, event, hospitality and office spaces Growth through Acquisitions and Organic Expansion